EXHIBIT 3.1

FIRST AMENDMENT

TO

BYLAWS

OF

LTC PROPERTIES, INC.

(As Amended and Restated

August 3, 2009)

The Board of Directors (the “Board”) of LTC Properties, Inc., a Maryland corporation (the “Corporation”), at a duly convened meeting of the Board where a quorum was present, by unanimous vote of the directors present at such meeting and in accordance with the Bylaws of the Corporation, as amended and restated on August 3, 2009 (the “Bylaws”), and the Maryland General Corporation Law, approved and adopted on February 10, 2015 the following amendment to the Bylaws to be effective on February 10, 2015.

Section 1.07 of Article I of the Bylaws is hereby amended by deleting such Section 1.07 of Article I in its entirety and replacing it with the following:

1.07.  VOTING.

1.07.1.  A majority of the votes cast at a meeting of Stockholders duly called and at which a quorum is present shall be sufficient to take or authorize action upon any matter which may properly come before the meeting, except as otherwise provided in this Section 1.07 with respect to the election of Directors, unless more than a majority of the votes cast is specifically required by statute, by the Charter or by these Bylaws.

1.07.2.  Except as otherwise provided in the Charter with respect to Directors to be elected by the holders of any class or series of preferred stock of the Corporation and in these Bylaws with respect to the filling of vacancies on the Board of Directors, each Director shall be elected by a majority of the votes cast at a meeting of Stockholders duly called and at which a quorum is present and Directors are to be elected; provided, however, that Directors shall be elected by a plurality of the votes cast at a meeting of Stockholders duly called and at which a quorum is present and Directors are to be elected if, in connection with such meeting (i) the Secretary of the Corporation shall have received one or more notices that a Stockholder has nominated or proposes to nominate a person or persons for election as a Director, which notice(s) purports to be in compliance with the advance notice requirements set forth in Section 2.04 of these Bylaws, irrespective of whether the Board of Directors thereafter determines that any such notice(s) is not in compliance with such requirements, and (ii) as of the fourteenth (14th) day preceding the date on which notice of such meeting of Stockholders is first mailed or otherwise given in accordance with applicable law to the Stockholders of the Corporation, such nomination or proposed nomination has not been withdrawn by such Stockholder and would thereby cause the number of nominees and proposed nominees to exceed the number of Directors to be elected at such meeting, as determined by the Secretary of the Corporation, irrespective of whether such nomination or proposed nomination is thereafter withdrawn by such Stockholder (a “Contested Election”).  If the Directors are to be elected by a plurality of the votes cast pursuant to the provisions of the immediately preceding sentence, Stockholders shall not be permitted to vote “against” any one or more nominees but shall only be permitted to vote “for” one or more nominees or withhold their votes with respect to one or more nominees.  For purposes hereof, a majority of the votes cast means the number of votes cast “for” a Director nominee must exceed the number of votes cast “against” that Director nominee, with abstentions and broker non-votes not counted as a vote cast either “for” or “against” that Director nominee.

1.07.3.  If, in any election of Directors of the Corporation which is not a Contested Election, an incumbent Director does not receive a majority of the votes cast and therefore is not re-elected, such incumbent Director shall promptly tender his or her resignation as a Director, subject to acceptance thereof by the Board of Directors, for consideration by the Nominating and Corporate Governance Committee of the Board of Directors. The Nominating and Corporate Governance Committee will promptly consider any such tendered resignation and will make a recommendation to the Board of Directors as to whether such tendered resignation should be accepted or rejected, or whether other action should be taken with respect to such offer to resign.  Any incumbent Director whose tendered resignation is under consideration may not participate in any deliberation or vote of the Nominating and Corporate Governance Committee or the Board of Directors regarding such tendered resignation.  The Nominating and Corporate Governance Committee and the Board of Directors may consider any factors they deem relevant in deciding whether to accept, reject or take other action with respect to any such tendered resignation.  Within ninety (90) days after the date on which certification of the Stockholder vote on the election of Directors is made, the Board of Directors will publicly disclose its decision and rationale regarding whether to accept, reject or take other action with respect to the tendered resignation in a press release, a periodic or current report filed with the Securities and Exchange Commission or by other public announcement.  If any Director’s tendered resignation is not accepted by the Board of Directors, such Director will continue to serve until the next annual meeting of Stockholders and until his or her successor is elected and qualified or his or her earlier death, retirement, resignation or removal.  If any Director’s tendered resignation is accepted by the Board of Directors, then such Director will thereupon cease to be a Director of the Corporation, and the Board of Directors, in its sole discretion, may fill the resulting vacancy or decrease the size of the Board of Directors, in each case pursuant to the provisions of the Charter, these Bylaws and applicable law.

1.07.4.  Each outstanding share (a “Share”) of capital stock of the Corporation (the “Stock”) may be voted for as many individuals as there are Directors to be elected and for whose election the Share is entitled to vote.  Unless otherwise provided in the Charter, each Share of Stock, regardless of class, shall be entitled to one vote upon each matter submitted to a vote at a meeting of Stockholders.  Shares of its own Stock directly or indirectly owned by this Corporation shall not be voted in any meeting and shall not be counted in determining the total number of outstanding Shares entitled to vote at any given time, but Shares of its own Stock held by it in a fiduciary capacity may be voted and shall be counted in determining the total number of outstanding Shares at any given time.